Filed by Slack Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 1, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

Slack Acquisition Internal Employee FAQ

-	Legal Notice
-	Overview
-	Q3 Slack Earnings
-	People Details
-	Equity Details
-	Technical Details
-	Product Details
-	Go-to-Market and CE Details
-	Rules of the Road
-	Non-external-facing teams who engage with customers or vendors

Legal Notice:

As required by law, please see this important legal notice here.

Overview:

What is happening?

On Dec. 1, 2020, we announced that Salesforce is acquiring Slack. The transaction is anticipated to close in the second quarter of Slack’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

What are the terms of the deal?

Please refer to the press release.

Why is this the right decision?

Combining Slack with Salesforce Customer 360 will be transformative for customers and the industry. The combination will create the operating system for the new way to work, uniquely enabling companies to grow and succeed in the all-digital world. Together, we’ll give companies and governments a single source of truth for their business and a unified platform for connecting employees, customers and partners with each other and the apps they use every day, all within their existing workflows. We’ll have the most open ecosystem of apps and workflows for business and empower millions of developers to build the next generation of apps, with clicks not code.

What does this mean for Slack customers?

Nothing is changing for Slack’s customers today or for the foreseeable future. We will continue to honor existing contracts, and Slack’s commitment to its customers and delivering the most innovative products will not change.

What will our future look like as part of Salesforce?

Salesforce and Slack have great, complementary strengths, and when we see opportunities to strengthen one part of the company by bringing in the expertise of the other, we expect to take full advantage of those opportunities.

How will integration work?

A collaborative team of employees from Salesforce and Slack will work together between now and closing to plan how the post-closing integration will go. We do not have all the answers at this stage, which is totally normal – although we recognize it can be hard not knowing what the long-term will look like. For now, we will continue to operate business as usual. As decisions are made, we will let you know at the earliest possible moment. We will use #announce-acquisition and our monthly all hands meetings to provide company-wide updates, and department announcement channels and all hands meetings to communicate team-specific information.

What will our company name be? How will this affect our branding?

Slack will continue to be our brand.

Does this change our mission and vision?

No. Our mission and vision remain the same. We believe joining together with Salesforce will accelerate our ability to achieve them.

Does this change our priorities?

No. Our priorities remain the same. In fact, it’s important that we do not lose any momentum as we sprint toward the end of this fiscal year and jumpstart the next. Our customers and partners are counting on us the same today and tomorrow as they did yesterday, regardless of this change.

Does this change our culture?

Our culture is part of what makes Slack so strong, and we’ll take care to keep that at the forefront through this process. That said, our culture will evolve – it already does this naturally as we grow in size and tenure – and joining Salesforce will influence our ongoing evolution.

What is Salesforce’s culture like?

Salesforce is guided by four core values that serve as the foundation for how they conduct their business, make decisions, support their customers, and work with their stakeholders. Here’s how they talk about each value:

•

Trust: Nothing is more important than the trust we have with our customers. This includes trust in our technology and infrastructure, and trust in the relationships and transparency in how we communicate with our customers.

•

Customer Success: Salesforce puts our customers first, acting as trusted digital advisors and aligning our entire company around their needs to ensure success and prove value. Together, we use our currency of trust to earn the privilege of being our customers’ guide to success in their transformation to the all-digital work-anywhere economy.

•

Innovation: We value constant innovation to advance our industry and company. We offer three releases a year, and we are constantly innovating so our customers can automatically access the latest technologies, allowing them to innovate, build, and stay ahead in their industries.

•

Equality: We value the equality of every individual at our company and in our community. Equality is a core tenet of how we run our business and we believe that equality and diversity make us a better company and community. We respect and value employees from every background, and we thrive as a result.

You can learn more on their website.

There are many current Slack employees who joined us from Salesforce and they can help the rest of us understand Salesforce culture, how it shows up day-to-day, and how it influences the way the company operates. The week of Dec. 7, we’ll hold a dedicated panel discussion with a few of these folks to hear their insights directly. Event details and guidance to submit advance questions will be shared in #announce-acquisition.

When do we get to meet leaders/employees from Salesforce?

Later this week, Stewart will host a fireside chat with Bret Taylor, President and Chief Operating Officer at Salesforce. Event details and guidance to submit advance questions will be shared in #announce-acquisition.

Beyond that, most interactions will begin after the transaction is completed and integration activities begin.

How can I learn more about Salesforce?

You can learn all about Salesforce’s current products and culture with their gamified, online learning platform, Trailhead. You’ll earn points and badges as you tackle modules, trails, and hands-on challenges.

To get started:

1.	Create a Trailhead account with your Slack e-mail address.

2.	Start with this Trailmix to get the most out of your learning experience.

3.	Hit the trail and have fun! Any badges you earn can be transferred over in the future once you’re set up with a Salesforce account.

Other top trails include Collaborate with Quip, Cultivate Equality at Work, Discover Salesforce Essentials, and Discover the Salesforce Way.

Do we expect there will be a lot of activity in the media? How should we react to that?

There will inevitably be coverage and speculation. Both Salesforce and Slack have always been in the spotlight, and we expect that interest to only increase with this news.

Do not let any media coverage become a distraction – we must remain focused on delivering for our customers. Our expert team of PR professionals will be monitoring the news, so the rest of us don’t need to.

Please note that, as usual, we will not include this or any other financial or stock price related content in our regular #above-the-fold updates.

When does the sale close?

The transaction is anticipated to close in the second quarter of Slack’s fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

What happens between now and then?

A variety of activities will happen in this period, including a stockholder meeting and the regulatory approval process. We will also be planning for how we will work together after the closing; integration planning will be a collaboration between representatives from both Slack and Salesforce.

The most important thing for all of us to know is this: Slack will continue to operate as an independent company until the deal is closed and final, which means we must continue to run our business and deliver for our customers without missing a beat. And, it’s important to remember that although we can plan for the future after closing, we can’t actually implement any of those plans until the deal formally closes.

How long will the complete transition take?

Collaborative planning between representatives from both Slack and Salesforce will occur over the next several months to determine the details of transition and integration. As plans and timing solidify, we will let you know. Nothing is or can be certain at this point, because we can’t begin any actual integration until the deal is closed.

Slack Q3 Earnings:

Why did Slack release earnings on Dec. 1 instead of the original Dec. 9 date?

To line up with the deal announcement and Salesforce’s earnings announcement.

Does this affect timing for the next open trading window for employees?

The trading window will open Dec. 3, 2020, one full trading day following the earnings release per our standard policy, except for a small subset of employees who will remain restricted and who already know about the additional restriction period.

Why didn’t we give forward-looking guidance like we usually do?

When companies announce being acquired, they generally do not provide forward-looking guidance as their stock generally trades in-line with the buyer and not based on forward guidance.

Will we have an internal town hall about the Q3 results?

We are not planning to have a dedicated town hall about Q3 earnings, but we will talk about business performance and priorities in the weeks ahead.

Will we release Q4/FY2021 results in Q1 FY22?

Yes, we expect to file a 10-K and release financial results during Q1, timing TBD.

People Details:

Will there be employee layoffs?

There are no current plans for any layoffs; in fact, we expect to continue to grow many areas of the business between now and close, and in the future as part of Salesforce. Both Slack and Salesforce teams will be working together to focus on integration planning. Our top priority will be retaining talent and treating employees with respect. We expect to share more information as we get closer to the anticipated closing date.

Will my role/title/salary change? What about my manager? My teammates?

Short term, no; long term, possibly. Nothing will change overnight; there will be evolution over the next year, beginning after closing. Changes will be communicated as quickly and transparently as possible.

What will the future org structure look like?

From now until closing, we will continue to operate independently. After closing, there may be org structure changes, but nothing is solidified yet and things will evolve as we plan for integration.

What happens to any open headcount? Will we still hire for those roles?

Everything is business as usual in most areas of the business through the closing, so we expect to fill the majority of the job reqs we have open today, and we expect to open more over the next few months.

What happens to candidates who are currently in the hiring process?

Most currently open roles in most areas of the business will remain open, but some may not. As decisions are made, we will let you know.

Will there be any changes to our offices?

No changes are planned at this time.

Will this impact the rules around remote work?

No changes are planned at this time.

Will we still have the year-end feedback and compensation cycle as planned for this year?

Yes. You can view all details in our post explaining the year-end cycle here. Continuing to run our business includes conducting a thorough review cycle, and we’re committed to seeing that through. There will be promotions, merit increases, and stock refreshes as per usual.

Will FY2021 bonuses still pay out as planned?

Yes.

Will there be changes to our employee benefits and perks?

Generally we expect no changes to employee benefits through the closing date. In fact, we expect in some areas such as the US 401k plan, we will see improvements as we become part of Salesforce following the closing. As details are solidified, we will let you know.

Will we still have FriYays through June 2021?

We expect so, yes. They will at minimum continue through closing.

Will we still have a holiday shutdown between Christmas and New Year’s?

We will still have a holiday shutdown between Christmas 2020 and New Year’s 2021. Once we know details for the 2021-2022 holidays, we will let you know.

How will this affect the Slack Employee Stock Purchase Program?

Prior to the completion of the transaction, the Slack ESPP will continue in accordance with its terms, but (i) no new offering periods will start and (ii) you may not increase the percentage amounts of your payroll contributions from your current election. If you do not currently participate in the Slack ESPP, you may not become a participant in the Slack ESPP.

Further information about equity is included in the equity section of this doc.

Will Slack employees be able to enroll in the Salesforce Employee Stock Purchase Program?

Not until after the closing and the start of a new Salesforce ESPP enrollment period.

What will Stewart’s new job be?

Stewart will remain the CEO of Slack.

Will the rest of our executive team stay intact?

Short term, yes. After the deal closes, there may be changes. We will communicate those details once determined.

How does this affect our Employee Resource Groups?

As with everything else, everything will be the same at least until the transaction closes. Before decisions are made, we expect to learn more about Salesforce’s 12 ERG groups that focus on building community, educating allies and driving equality.

How does this affect Slack for Good?

Slack for Good’s mission and work will continue. We expect to fit neatly into Salesforce’s culture of philanthropy, and we hope to use the larger platform to amplify our mission and reach.

How will this affect the Future Forum?

We expect the Future Forum to continue and thrive. The issues the Future Forum addresses are only becoming more compelling for our customers and partners.

Equity Details:

What happens to employees’ Slack equity at Closing?

From now till immediately prior to the closing of the deal, there is no change to your equity. You may continue to sell your Slack vested equity during open windows pursuant to our insider trading policy. The next trading window opens December 3, 2020.

Here is an overview of what will happen to your Slack equity at the closing of the transaction:

-	Common Stock
-	RSUs
-	Options
-	ESPP

COMMON STOCK

- Anyone holding Slack Class A or B Common Stock at closing will receive the following for each one (1) share of Slack Class A or B Common Stock: (i) $26.79 in cash and (ii) 0.0776 shares of Salesforce common stock (with any fractional share of Salesforce common stock paid in cash).

- For example, if you hold 1,000 shares of Slack common stock at closing, you will receive (i) $26,790 in cash and (ii) 77 shares of Salesforce common stock (plus the cash value of 0.6 shares of Salesforce common stock based on an agreed-upon per-share price of Salesforce common stock as of the signing of the merger agreement).

- The transaction is intended to qualify as a “reorganization” for U.S. federal income tax purposes and, assuming it so qualifies, you will be subject to certain tax consequences, including being taxed on your gain in your Slack shares up to the amount of cash you receive.

- Tax matters are complex, and additional information regarding the tax treatment of the acquisition will be provided in connection with the proxy statement/prospectus to be sent to the Company stockholders and filed with the SEC in connection with the transaction. This summary does not purport to be a complete analysis of the potential tax consequences relating to the transaction, and is not, and is not intended to be, tax advice. We strongly advise you to consult your own tax advisor in light of your particular circumstances, as well as any tax consequences.

RSUs

- Employees with outstanding Slack RSUs at closing will receive Salesforce RSUs, with the same vesting schedule, in exchange for their Slack RSUs

- The formula for how many Salesforce RSUs you will receive is complicated because (i) the deal consideration is part cash and part stock and (ii) because it is based on Salesforce’s stock price at closing (which is a time in the future), so it will fluctuate.

The formula to determine how many Salesforce RSUs you will receive at closing is as follows:

(1) # of Slack RSUs held immediately prior to closing

multiplied by

(2) 0.0776 + ($26.79/10 day volume weighted average closing price of Salesforce stock price prior to closing date)

So for example, let’s say you hold 1,000 RSUs at closing, and Salesforce’s volume weighted average closing price for the 10 days prior to closing is $245. Here is how the math would work:

(3) 1,000 Slack RSUs

multiplied by

(4) 0.0776 + ($26.79/$245)

= 186 Salesforce RSUs (rounded down to the nearest whole share number)

If we assume the fair market value of Salesforce common stock at closing is also $245, the dollar value at closing of your Salesforce RSUs would be $45,570.

In general, there is no taxable event that occurs upon the assumption of your RSUs by Salesforce and you will continue to incur taxable income upon vesting of Salesforce RSUs, just like you did at Slack. However, please note that we aren’t giving individual tax advice and, as always with tax matters, we strongly advise you to consult your own tax advisor in light of your particular circumstances, as well as any tax consequences.

OPTIONS

- Employees with outstanding options at closing will receive Salesforce options, with the same vesting schedule, in exchange for their Slack options

- The formula for how many shares of Salesforce common stock your Salesforce options will cover is the same as the formula for RSUs (see above)

- Option exercise prices will be adjusted using the following formula:

(1) Option exercise price in effect prior to closing

divided by

(2) 0.0776 + ($26.79/10 day volume weighted average closing price of Salesforce stock price prior to closing date)

So for example, let’s assume you hold an option for 1,000 shares of Slack Class A common stock at an option exercise price of $15 and Salesforce’s average closing price for the 10 days prior to closing is $245. Here is how the math would work for calculating the new exercise price:

(1) $15

divided by

(2) 0.0776 + ($26.79/$245)

= $80.24 (rounded up to the nearest whole cent).

At closing you’d receive an option to purchase 186 shares of Salesforce common stock (see calculation above in RSU example) at an exercise price of $80.24 per share. The aggregate exercise price and spread value is approximately the same both before and after the exchange (although slightly different due to rounding).

In general, there is no taxable event that occurs upon the assumption of your options by Salesforce. However, please note that we aren’t giving individual tax advice and, as always with tax matters, we strongly advise you to consult your own tax advisor in light of your particular circumstances, as well as any tax consequences.

When does the next open trading window begin?

The next selling window opens Dec. 3, 2020 and is scheduled to continue until January 15, 2021.

When will Slack stock stop trading?

When the transaction closes.

If I get a new equity grant as part of the year-end review cycle, how will that work?

We intend to operate in ordinary course and plan to grant normal-course refresh and promotion RSUs as part of our upcoming annual review cycle.

If I own Slack common stock, can I elect to receive all cash or all Salesforce stock, instead of the mix of cash and Salesforce stock?

No. Although if you own Slack common stock, you can sell your common stock prior to the transaction closing during open trading windows and pursuant to our Insider Trading Policy.

SLACK ESPP

Prior to the completion of the transaction, our Slack ESPP will continue in accordance with its terms. If you do not currently participate in the Slack ESPP, you may not become a participant in the Slack ESPP. Any shares of Slack common stock you purchase pursuant to the ESPP and continue to hold at closing will be treated as described above in the section “Common Stock”.

Our current ESPP offering period started on October 10, 2020 and is scheduled to end on April 9, 2021. If closing occurs before April 9, 2021, the ESPP offering period will end three business days prior to the closing and employees will purchase Slack shares at such time and according to the ESPP terms. If closing occurs after April 9, 2021, our current offering period will end as normal on April 9, 2021. There will not be any ESPP offering periods after April 9, 2021.

Technical Details:

How will our Slack be set up? Will we be integrated into Salesforce’s instance?

Nothing will change anytime soon.

We have a huge opportunity to help Salesforce maximize their use of Slack within the organization, as well as a standalone product. There’s no one better than us to get them there. And we expect we will learn a few things along the way, too.

Will my email address change? What about other technologies we use to do our jobs?

It’s business as usual until closing. If that changes, we will let you know.

Product Details:

Will the Slack and Salesforce products be integrated?

It’s too early to talk about product integrations or new product directions. Obviously those are very much on everyone’s minds and we’ll announce our plans and goals as soon as we can.

How can I learn about Salesforce’s products?

You can learn all about Salesforce’s current products and culture with their gamified, online learning platform, Trailhead.

Is Salesforce a customer of Slack?

Yes! Salesforce is wall-to-wall with Slack – you can find details in our sales channel here.

Is the Slack product roadmap going to change?

There are no plans to change our product roadmap in any significant way. There’s a lot to figure out here, and it will be awhile before we have a final plan. No integration can start until the deal closes, so it will be several months before we make any final decisions.

We have the right product priorities and an incredible roadmap. Delivering that is essential to our long-term success and we can’t afford to be distracted.

Go to Market and CE Details:

Will the Salesforce team sell Slack products? Will the Slack team sell Salesforce products?

Nothing will change from now through the close, and we will spend that time planning the integration process. As plans are finalized, we will let you know. Please refer to the Rules of Engagement for further details.

Can I start going on joint sales calls with Salesforce?

No. Slack and Salesforce will operate as two separate companies until the transaction closes. Nothing changes for now. Our salespeople can continue to work with their counterparts at Salesforce as they have been, just the way we do with other partners like Okta and Box today.

How will the Slack and Salesforce Marketing teams operate?

Nothing will change from now through the close, and we will spend that time planning the integration process. As plans are finalized, we will let you know.

How will the Slack and Salesforce Customer Experience teams operate?

Customers should continue reaching out separately to their Slack and Salesforce Customer Experience teams. The most important thing we can do for our customers is to continue offering them world-class support, and we’ve built an incredible organization to make that possible. If we discover ways that working with Salesforce’s support organization can make us stronger in the future, we expect we’ll take advantage of it, but it’s business as usual for the foreseeable future.

Rules of the road:

Can I post about this on social media?

You may not share or like posts, tweets, or other content unless it is created and shared by Slack. Please do not post any original content or add commentary to those posts. Please do not like, share, or otherwise engage with content from any other source (media, bloggers, etc.) on this topic.

If you are unsure, please post in #help-pr, and always err on the side of not posting or engaging unless you are confident it’s in line with this guidance.

Why are the social media rules so strict?

Communication from Slack (including its employees) about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Slack legal team and may need to be publicly filed. This includes something as simple as a tweet or comment or other interaction online. So please err on the side of not posting or engaging in these circumstances.

What should I do if I’m contacted by someone from the press?

As always, if you are contacted by a member of the press, please do not engage with them. Instead, direct them to pr@slack.com or post in #help-pr.

Can I talk about this news with my family and friends?

You may acknowledge the news and any information that is in the press release or future company-issued external communications. Please do not engage in further discussion of the topic beyond what is publicly known. That includes written, verbal, or online communication. Just say you cannot comment on or discuss it.

Do the rules change if my family and friends currently work at Salesforce?

No. The same rules apply for everyone, including friends and family who work at Salesforce.

Can I talk about this news with customers, users, partners, vendors, candidates, or other external stakeholders?

If you are in an external-facing role, you will receive direction on how to engage with external stakeholders about this news. If you are not in an external-facing role, please do not talk about this news with anyone outside the company.

I have an upcoming customer call or EBC with customers. What can I say about this during the meeting?

Do not bring up the news proactively. However, if a customer asks about it or mentions it to you on the call, you may acknowledge it. Please do not engage in further discussion of the topic beyond what is publicly known. Remember, until closing, it’s business as usual and Salesforce and Slack remain separate companies.

Non-external-facing teams who engage with customers or vendors

Should I proactively reach out to vendors about the acquisition?

Not at this time. Vendors will undoubtedly see the news and reach out to us.

What can I say to vendors about the acquisition?

Slack will continue to operate as an independent company until the deal is closed, which means we must continue to run our business and deliver for our customers and partners without missing a beat.

How should I engage with vendors between now and closing?

Please continue business as usual.

How will I engage with vendors after closing?

There may be some consolidation of vendors as we integrate our operations with Salesforce, so this will depend on the vendor. Each vendor will need to be evaluated; some vendor relationships will continue, and some will discontinue. If anything changes from the status quo, we will let you know.

What should I do if a vendor wishes to talk to someone from Salesforce?

Until the deal closes, we should not facilitate introductions to Salesforce employees.

I have a vendor-related question not addressed in this FAQ. Who do I contact?

If it’s an internal question about our department, staffing, or operations, talk to your manager. If your question is about externally-facing work when communicating with vendors, go to #help-spend-contracts.

The following communication was made available to Slack’s Sales and Customer Success teams in connection with the transaction.

ACQUISITION GUIDANCE FOR SALES & CS

Updated December 1st

Legal notice

As required by law, please see this important legal notice here.

General guidance

Every communication from the company about the acquisition is regulated by securities laws. This includes what we say to our customers and prospects over email, in Slack Connect, on the phone, and over Zoom. This also applies to all of you as individuals — your own tweets and Facebook posts, your own conversations with family and friends over the phone, and your own texts and Whatsapp messages.

For most employees, the easy answer to “what can I say?” is simple — the answer is nothing. It’s not that easy for all of you; you’re working with customers all day, and we know they’ll have questions. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. This will be our reality for several months.

All that said: everything else is business as usual. Keep selling!

If you need help with any answer, go to #help-sales-success-acquisition.

FAQ

What should I tell my customers about this?

Nothing is changing for Slack’s customers today or for the foreseeable future. We will continue to honor existing contracts, and Slack’s commitment to its customers and delivering the most innovative products will not change. Please refer to the Rules of Engagement deck for further details.

Should I proactively reach out to my customers?

You’re welcome to reach out proactively to customers if you so choose, or respond if a customer reaches out to you. AEs and CSMs should work together on this so customers do not receive more than one message. You know your customers best and can make the call. Please use these pre-written & legally approved Salesloft templates for proactive and reactive comms for English language regions (AMER, AUS, UK), as well as for DE, FR, and JP (with KO coming later today).

My customer is also a Salesforce customer. Should I engage with them differently now?

No. For now, nothing is changing. It’s business as usual until closing. Customers should continue reaching out to their existing sales and support teams at Salesforce and Slack, separately. If anything changes, you’ll be notified right away.

How does this impact ongoing sales cycles with prospects?

It’s business as usual. Please review the Rules of Engagement for details.

I am currently on a joint pursuit with Salesforce. Do I stop this process because of today’s announcement?

No. If you are in a joint pursuit, continue to work with your counterpart at Salesforce as you have in the past. It is business as usual.

My customer has already purchased a competitive product to Salesforce. Is this going to be a problem?

No, it’s not a problem.

One of my customers wants to talk to Salesforce. How do I get them to the right account executive?

Please review the Rules of Engagement for details.

My customer is confused or worried about the acquisition. Who can I point them to?

Please review the Rules of Engagement for details.

My customer is asking if their account team / customer success team / support team will change?

No. Customers should continue reaching out separately to their Slack and Salesforce sales, customer success, and customer experience teams.

My customer is a customer of both Salesforce and Slack. Who should they call for support?

Customers should continue reaching out separately to their existing support teams at Salesforce and Slack.

My customer is asking if they can consolidate agreements with Slack and Salesforce?

No, not at this time.

What can I tell customers who have questions about our product roadmap?

Customers can request to learn more about the customer-facing roadmap via their CSM, as per usual.

I have a sales-related question not addressed in this FAQ. Who do I contact?

If it’s an internal question about our department, staffing, or operations, talk to your manager. If your question is about externally-facing work when communicating with customers, go to #help-sales-success-acquisition.

The following communication was made available to Slack’s Customer Experience team in connection with the transaction.

ACQUISITION GUIDANCE FOR CE

Updated December 1st

Legal notice

As required by law, please see this important legal notice here.

General guidance

Every communication from the company about the acquisition is regulated by securities laws. This includes what we say to our customers in tickets and chats, and what we post on Twitter, the Google Play Store, and the Apple App Store. This also applies to all of you as individuals — your own tweets and Facebook posts, your own conversations with family and friends over the phone, and your own texts and Whatsapp messages.

For many employees, the easy answer to “what can I say?” is simple — the answer is nothing. But, in CE Services, we don’t have this luxury. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. This will be our reality for several months.

All that said: everything else is business as usual. Aside from an initial surge in interest on Twitter, we don’t expect this will generate a lot of volume for the CE Services team. We put a lot of effort into preparing comms for our S-1 filing and DPO and used very little of it; customers generally know that the support team is not where they should go for this sort of information.

Getting help

If you need help with any answer to a customer inquiry, go to #help-comms-ce.

If you have a question about internal stuff — our department, staffing, operations, etc. — send a DM to Ali.

Guidance by support channel

Twitter

Quietly archive all inbound tweets about the acquisition, or that you think might be about the acquisition. No likes, no follows, no replies.

Google Play and Apple App stores

Quietly archive all reviews about the acquisition without replying.

Live chat and Zendesk tickets

It is okay to be human. If someone says “congratulations,” we can say “thank you.” If someone says “exciting news,” we can say “yes, it is exciting!” And, if someone says “I’m concerned,” we can say “I understand.”

Live chat

Point customers to the press release You can use phrases like:

•	“You’ll find all the details we’re able to share right now in this press release”

•	“I’m sorry, but the only information I can give is what’s in our press release”

Ask if they need any help with our product — most people will pick up on this as a signal that you can’t answer any questions about the acquisition and will end the conversation. If they continue to press, try to move them to a ticket — you deserve the space to give them careful answers.

Tickets

Pair these with your standard, humanizing, “Let us know if there’s anything else we can help you with!”-type statements that you’d send on any other message where we aren’t of much use in solving their initial problem.

Triage

All tickets should get triaged with an acquisition tag and go into the Policy view to be handled by the CE Policy team.

Media & press inquiries

[ACQUISITION > PR]

Our press team is ready to talk with you! Please reach out to them directly at pr@slack.com.

Discounts, cross-selling, and resellers

•	Can I get a discount on Slack by purchasing it with a Salesforce product?

•	Can I get a discount on a Salesforce product by purchasing it with Slack?

•	I get a standard X% discount on all Salesforce products. Can I apply that to Slack?

•	I get an X% discount on Salesforce products by purchasing it through a reseller. Can I purchase Slack through my reseller?

[ACQUISITION > Purchasing]

We don’t currently have any cross-selling, bundling, or discount agreements in place with Salesforce or with their resellers.

Data ownership

•	Does this mean that Salesforce will own my data? I don’t want that for <reasons>.

[ACQUISITION > Data ownership]

Thank you for explaining your concerns. I’ll take this to the Policy team and will get back to you soon.

General/Miscellaneous

•	Does this mean Slack is going away?

•	What does this news mean for me?

•	What can you tell me about how the acquisition will affect me?

[ACQUISITION > General]

You’ll find all of the details we’re able to provide right now in this press release.

The following communication was made available to Slack’s Recruiting team in connection with the transaction.

ACQUISITION GUIDANCE FOR RECRUITING

Updated December 1st

Legal notice

As required by law, please see this important legal notice here.

General guidance

Every communication from the company about the acquisition is regulated by securities laws. This includes what we say to candidates in all of our written communications and over the phone. This also applies to all of you as individuals — your own tweets and Facebook posts, your own conversations with family and friends over the phone, and your own texts and Whatsapp messages.

For most employees, the easy answer to “what can I say?” is simple — the answer is nothing. This isn’t possible for recruiting — candidates will be curious about what this might mean for their candidacy, and may also be wondering what it means for the position they’re interested in. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. This will be our reality for several months.

All that said: everything else is business as usual. Keep hiring folks!

If you need help with any answer, go to #help-recruiting.

FAQs

Will we continue to recruit and hire for open roles?

Yes, we will continue to execute on our FY22 plan and approved hiring needs to support it.

How will this news affect existing job offers?

It’s business as usual until the deal closes. Any current outstanding job offers still stand, along with terms that are outlined within those offer letters. We will proactively reach out to those who have job offers and new hires starting in December to inform them of the acquisition announcement.

When does the sale close?

The transaction is anticipated to close in the second quarter of our fiscal year 2022 (the quarter ending July 31, 2021), subject to Slack stockholder approval, receipt of required regulatory approvals and other customary closing conditions.

What should I do if we have a competing offer with Salesforce for a candidate?

It’s business as usual until the deal closes, so please treat this situation as you would any other competing offer.

What do we need to know if we are offering to a candidate that is still at Salesforce?

It is business as usual until the deal closes.

How will this news affect the equity portion of existing job offers (or any new offers made between now and closing)?

Prior to close, our intent is to follow our current practice regarding new hire equity grants, which are currently made on a monthly basis and subject to approval by our compensation committee.

What can I say to candidates about what the acquisition means for Slack?

We’ll still be Slack. Stewart will still be the CEO. Our mission, vision, objectives, priorities and ambitions remain the same.

We’re not changing our roadmap, or our brand, or the way we do business. We will still recruit candidates to work at Slack. You will still work at Slack (though at some point post-close your paychecks will come from Salesforce).

Combining Slack with Salesforce Customer 360 will be transformative for our customers and the industry, creating the operating system for the new way to work.

I have a Recruiting-related question not addressed in this FAQ. Who do I contact?

If it’s an internal question about our department, staffing, or operations, talk to your manager. If your question is about externally-facing work when communicating with candidates, go to #help-recruiting.

The following communication was made available to Slack’s Business Development/Corporate Development team in connection with the transaction.

ACQUISITION GUIDANCE FOR BD/CD

Updated December 1st

Legal notice

As required by law, please see this important legal notice here.

General guidance

Every communication from the company about the acquisition is regulated by securities laws. This includes what we say to our business partners. This also applies to all of you as individuals — your own tweets and Facebook posts, your own conversations with family and friends over the phone, and your own texts and Whatsapp messages.

You’ll be working with people outside our company who will have questions. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. This will be our reality for several months.

All that said: everything else is business as usual. We still have partner relationships to build, nurture, and maintain.

If you need help with any answer, go to #help-acquisition-partner-comms.

FAQs

Should I proactively reach out to partners about the acquisition?

Partners will undoubtedly see the news and reach out to us but if you’d like to proactively reach out, you may do so using the pre-approved comms.

What can I say to partners about the acquisition?

Slack will continue to operate as an independent company until the deal is closed, which means we must continue to run our business and deliver for our customers and partners without missing a beat. In the longer term, we believe there are opportunities to offer more value to our partners by bringing Slack’s and Salesforce’s partner ecosystems closer together, but what this will ultimately look like and over what time frame are unknowns.

How should I engage with partners between now and closing?

There are no changes to partner engagements. We are not slowing down our partnership efforts pursuant to our FY’21 OKRs. Please review and abide by the overall Rules of Engagement during this period.

How will I engage with partners after closing?

As usual, FY22 planning and OKRs will inform next year’s prioritization of BDCD activities. However, we don’t anticipate partner engagements will change dramatically after closing. If anything changes, we will let you know.

What can I tell partners who have questions about our product roadmap?

We will continue to build Slack to serve the best interests of our customers, developers and partners. In the longer term, we will integrate more deeply with Salesforce’s products, but that is tbd for now.

What will happen to the Slack App Directory?

The Slack App Directory will not be impacted for the foreseeable future.

What should I do if a partner wishes to talk to someone from Salesforce?

Until the deal closes, we should not facilitate introductions to Salesforce employees.

Should I start reaching out to Salesforce’s partners in advance of the closing?

No. To the extent you are already working with Salesforce partners, you can continue working with them in the normal course.

What happens if a partner also works with Salesforce?

If a Slack partner is also a Salesforce partner, they will continue to work with the Salesforce team on Salesforce matters and will continue to work with us on Slack matters.

I have a partner-related question not addressed in this FAQ. Who do I contact?

If it’s an internal question about our department, staffing, or operations, DM @barmstrong. If your question is about externally-facing work when communicating with partners, go to #help-acquisition-partner-comms.

The following communication was made available to Slack’s Developer Relations teams in connection with the transaction.

ACQUISITION GUIDANCE FOR DEVREL

Updated December 1st

Legal notice

As required by law, please see this important legal notice here.

General guidance

Every communication from the company about the acquisition is regulated by securities laws. This includes what we say in our emails, on the phone, and in Zoom. This also applies to all of you as individuals — your own tweets and Facebook posts, your own conversations with family and friends over the phone, and your own texts and Whatsapp messages.

As someone working with developers and companies working with our platform, we expect you’ll get some more detailed questions. It’s not your job to figure out what to say if you don’t know — it’s your job to ask what to say, and our in-house experts will give you the answer. This will be our reality for several months.

All that said: everything else is business as usual.

If you need help with any answer, go to #help-acquisition.

FAQs

Should I proactively reach out to developers about the acquisition?

Not at this time. Developers will undoubtedly see the news and reach out to us.

What can I say to developers about the acquisition?

Slack will continue to operate as an independent company until the deal is closed, which means we must continue to run our business and deliver without missing a beat. In the longer term, we believe there are potential opportunities to offer more value to developers by bringing Slack’s and Salesforce’s developer ecosystems closer together.

What can I tell developers who have questions about our platform roadmap?

We will continue to build our platform to serve the best interests of our customers, developers and partners. If there are long-term changes that impact developers, we will communicate those as quickly and transparently as possible. Our commitment to our developers will remain as solid as ever.

What will happen to the Slack App Directory?

The Slack App Directory will not be impacted for the foreseeable future. If that changes, we will let you know.

How should I engage with developers between now and closing?

Please continue business as usual.

How will I engage with developers after closing?

We don’t anticipate developer engagements will change dramatically after closing. If that changes, we will let you know.

What should I do if a developer wishes to talk to someone from Salesforce?

Until the deal closes, we should not facilitate introductions to Salesforce employees.

I have a developer-related question not addressed in this FAQ. Who do I contact?

If it’s an internal question about our department, staffing, or operations, DM @bekki or @ross. If your question is about externally-facing work when communicating with developers, go to #help-acquisition.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.